UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Inflection Point Acquisition Corp.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G47874121

(CUSIP Number)

Michael Blitzer

Kingstown Capital Management L.P.

34 East 51st Street, 5th Floor

New York, New York 10022

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G47874121	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)

Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable. Excludes 1,450,000 Class A ordinary shares which may be purchased by exercising warrants held by Kingstown 1740 that are not presently exercisable.

(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)

Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable. Excludes 1,450,000 Class A ordinary shares which may be purchased by exercising warrants held by Kingstown 1740 that are not presently exercisable.

(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering
(2)

Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable. Excludes 1,450,000 Class A ordinary shares which may be purchased by exercising warrants held by Kingstown 1740 that are not presently exercisable.

(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Guy Shanon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)

Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable. Excludes 1,450,000 Class A ordinary shares which may be purchased by exercising warrants held by Kingstown 1740 that are not presently exercisable.

(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Inflection Point Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,243,750(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,243,750(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,243,750(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares consist of 8,243,750 Class B ordinary shares that are convertible Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”).
(2)	Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of KCM, KMGP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown 1740 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,900,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,900,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(3)
14.	TYPE OF REPORTING PERSON PN

(1)

The reported shares consist of 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering. Excludes 1,450,000 Class A ordinary shares which may be purchased by exercising warrants held by Kingstown 1740 that are not presently exercisable.

(2)	2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(3)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,900,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,900,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(3)
14.	TYPE OF REPORTING PERSON OO

(1)

The reported shares include 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering. Excludes 1,450,000 Class A ordinary shares which may be purchased by exercising warrants held by Kingstown 1740 that are not presently exercisable.

(2)	2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(3)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

END OF COVER PAGES

CUSIP No. G47874121	SCHEDULE 13D	Page 9 of 12 Pages

 EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends the report on Schedule 13D filed on October 4, 2021 (the “Original 13D”) as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2021 (the “First Amendment,” and the Original 13D as amended by the First Amendment, the “Schedule 13D”) by: (1) Kingstown Capital Management L.P. (“KCM”), (2) Kingstown Management GP LLC (“KMGP”), (3) Michael Blitzer (“Mr. Blitzer”), (4) Guy Shanon (“Mr. Shanon”), (5) Inflection Point Holdings LLC (the “Sponsor”), (6) Kingstown 1740 Fund L.P. (“Kingstown 1740”), and (7) Kingstown Capital Partners LLC (“KCP”) (each, a Reporting Person” and collectively, the “Reporting Persons”) with respect to the Class A ordinary shares, par value $0.0001 per share, (the “Class A Ordinary Shares”), of Inflection Point Acquisition Corp. (the “Issuer”).

Capitalized terms used and not otherwise defined in this Second Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Second Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:

Kingstown 1740 will purchase 21,000 Series A Preferred Stock and 437,500 Preferred Investor Warrants (each as defined in Item 6 below) for an aggregate purchase price of $21,000,000 using working capital.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

To the extent required by Item 4, the information contained in Item 3 and Item 6 of the Schedule 13D as amended by this Second Amendment is incorporated herein by reference.

On September 16, 2022, the Issuer entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”), with Intuitive Machines, LLC, a Texas limited liability company (“Intuitive Machines”).

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Except for the transactions described in Items 4 and 6, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The subsection entitled “Forward Purchase Agreement” under Item 6 is hereby amended and supplemented as follows:

In light of the execution of the Series A Purchase Agreement, as previously disclosed, the Issuer does not intend to ask the Forward Purchasers to purchase, and the Forward Purchasers do not intend to purchase, any Forward Purchase Shares under the Forward Purchase Agreement. Accordingly, on November 30, 2022, the Issuer and the Forward Purchasers entered into a termination agreement (the “FPA Termination Agreement”) to terminate the Forward Purchase Agreement.

CUSIP No. G47874121	SCHEDULE 13D	Page 10 of 12 Pages

The foregoing description of the FPA Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the FPA Termination Agreement, a copy of which is filed as Exhibit 7.11 to this Second Amendment and which is incorporated herein by reference.

Item 6 is hereby amended and supplemented as follows:

Series A Purchase Agreement

Through a private placement investment and pursuant to a securities purchase agreement with the Issuer, dated September 16, 2022 (the “Series A Purchase Agreement”), Kingstown 1740 has committed to purchase an aggregate of (i) 21,000 shares of 10% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) which will be convertible into shares of Class A common stock of the post-Business Combination company (“New Intuitive Machines”) in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Cumulative Convertible Preferred Stock (the “Certificate of Designation”) to be adopted by the Issuer’s board of directors and (ii) warrants to purchase 437,500 shares of Class A common stock of New Intuitive Machines at an initial exercise price of $15.00 per share, subject to adjustment (the “Preferred Investor Warrants”) in accordance with the terms of the Preferred Investor Warrants, for an aggregate purchase price of $21,000,000 substantially concurrently with the closing of the Business Combination.

The foregoing descriptions of the Series A Purchase Agreement, the Series A Preferred Stock, the Certificate of Designation and the Preferred Investor Warrants do not purport to be complete and are qualified in their entirety by reference to the Series A Purchase Agreement, the form of Certificate of Designation and the form of Preferred Investor Warrant, copies of which are filed as Exhibits 7.07, 7.08 and 7.09, respectively, to this Second Amendment and which are incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement, by and among the Sponsor, the Issuer and Intuitive Machines, (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to, among other things, vote and approve the Business Combination Agreement and all other documents and transaction contemplated thereby, and to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Class B Ordinary Shares convert into Class A Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement, in each case, subject to the terms and conditions of the Sponsor Support Agreement. In connection with the Sponsor Support Agreement, the Issuer provided the Sponsor with indemnification against certain claims brought against the Sponsor for a period of six years following the closing of the Business Combination.

Non-Redemption Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer and Intuitive Machines entered into a non-redemption agreement with Kingstown 1740, pursuant to which Kingstown 1740 agreed not to redeem the 2,900,000 Class A Ordinary Shares held by it in connection with the Business Combination.

The foregoing descriptions of the Series A Purchase Agreement, the Series A Preferred Stock, the Certificate of Designation, the Preferred Investor Warrants, the Sponsor Support Agreement and the Non-Redemption Agreement do not purport to be complete and are qualified in their entirety by reference to the Series A Purchase Agreement, the form of Certificate of Designation, the form of Preferred Investor Warrant, the Sponsor Support Agreement and the Non-Redemption Agreement, copies of which are filed as Exhibits 7.07, 7.08, 7.09, 7.06 and 7.10, respectively, to this Second Amendment and which are incorporated herein by reference.

CUSIP No. G47874121	SCHEDULE 13D	Page 11 of 12 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.01	Letter Agreement, dated September 21, 2021, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.02	Private Placement Warrants Purchase Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.03	Registration Rights Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.04	Forward Purchase Agreement, dated September 21, 2021, by and among the Issuer, Kingstown 1740 Fund, LP and Kingfishers L.P. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.05	Waiver, dated September 21, 2021, by and among the Issuer and Kingstown 1740 Fund, LP (incorporated by reference to Exhibit 7.05 to the Schedule 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893).
7.06	Sponsor Support Agreement, dated September 16, 2022, by and among the Sponsor, the Issuer and Intuitive Machines (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.07	Securities Purchase Agreement, dated as of September 16, 2022, by and among Inflection Point Acquisition Corp. and each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.08	Form of Certificate of Designation relating to the 10% Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.09	Form of Preferred Investor Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.10	Non-Redemption Agreement, dated as of September 16, 2022, by and among the Issuer, Intuitive Machines and Kingstown 1740 Fund, LP (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on September 16, 2022 (File No. 001-40823)).
7.11	FPA Termination Agreement, dated November 30, 2022, by and among Inflection Point Acquisition Corp. and the Forward Purchasers (incorporated by reference to Exhibit 10.14 to the Issuer’s Registration Statement on Form S-4/A (File No. 333-267846)).
11	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893).

CUSIP No. G47874121	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

KINGSTOWN CAPITAL MANAGEMENT L.P. By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN MANAGEMENT GP LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

/s/ Michael Blitzer
Name:	Michael Blitzer

/s/ Guy Shanon
Name:	Guy Shanon

INFLECTION POINT HOLDINGS LLC By: Kingstown Capital Management L.P., its manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN 1740 FUND L.P. By: Kingstown Capital Management L.P., its investment manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member